SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

TRANSMONTAIGNE PARTNERS L.P.

(Name of the Issuer)

TransMontaigne Partners L.P.

ArcLight Energy Partners Fund VI, L.P.

Pike Petroleum Fund VI Holdings, LLC

Pike Petroleum Holdings, LLC

PPH Management Holdings, LLC

TLP Acquisition Holdings, LLC

TransMontaigne GP L.L.C.

TLP Finance Holdings, LLC

TLP Merger Sub, LLC

TLP Equity Holdings, LLC

Daniel R. Revers

(Names of Persons Filing Statement)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

89376V100

(CUSIP Number of Class of Securities)

Frederick W. Boutin Chief Executive Officer TransMontaigne GP L.L.C. 1670 Broadway, Suite 3100 Denver, Colorado 80202 (303) 626-8200	Ted Burke ArcLight Capital Holdings, LLC 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02116 (617) 531-6300
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Ryan J. Maierson Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Douglas Bacon, P.C. Julian J. Seiguer, P.C. Michael P. Fisherman Kirkland & Ellis LLP 609 Main Street, 45th Floor Houston, Texas 77002 (713) 836-3600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13E-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$553,415,904	$67,074

*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation is calculated based on (i) the aggregate cash payment for the proposed per common unit cash payment of $41.00 plus (ii) $0.805 per common unit multiplied by 13,238,031.4406 outstanding common units of the issuer (representing 13,062,419 common units and (ii) 175,612.4406 common units issuable upon settlement or vesting of outstanding phantom units) subject to the transaction (which equals to the total outstanding common units less the common units held by TLP Finance Holdings, LLC, TLP Acquisition Holdings, LLC and TLP Equity Holdings, LLC) (the “Transaction Valuation”). The foregoing figures have been provided by the issuer and are as of December 17, 2018.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0001212.

☒                                   Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$67,074	Filing Party:	TransMontaigne Partners L.P.
Form or Registration No.:	Schedule 14A	Date Filed:	December 17, 2018

INTRODUCTION

This Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) TransMontaigne Partners L.P., a Delaware limited partnership (the “Partnership”) and the issuer of the common units representing limited partner interests in the Partnership (the “Common Units”) that are subject to the Rule 13E-3 transaction; (ii) ArcLight Energy Partners Fund VI, L.P., a Delaware limited partnership (“ArcLight”); (iii) Pike Petroleum Fund VI Holdings, LLC, a Delaware limited liability company; (iv) Pike Petroleum Holdings, LLC, a Delaware limited liability company; (v) PPH Management Holdings, LLC, a Delaware limited liability company; (vi) TransMontaigne GP L.L.C., a Delaware limited liability company (the “General Partner”); (vii) TLP Finance Holdings, LLC, a Delaware limited liability company (“Parent”); (viii) TLP Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”); (ix) TLP Acquisition Holdings, LLC, a Delaware limited liability company (“TLP Holdings”); (x) TLP Equity Holdings, LLC, a Delaware limited liability company (“Equity Holdings”); and (xi) Daniel R. Revers. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 25, 2018 (the “Merger Agreement”), by and among the Partnership, the General Partner, Parent, Merger Sub, TLP Holdings and, solely for the purposes of Section 6.19 thereof, Equity Holdings. The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), each Common Unit issued and outstanding or deemed issued and outstanding as of immediately prior to the Effective Time, other than Common Units held by Parent, TLP Holdings, Equity Holdings or their respective permitted transferees (“Sponsor Units”), will be converted into the right to receive $41.00 in cash, to be paid without interest and reduced by any applicable tax withholding. In addition, until the closing of the Merger, the Unitholders will continue to receive regular quarterly distributions of $0.805 per Common Unit with respect to any completed quarter prior to closing, regardless of whether the closing occurs prior to or after the applicable record date (collectively, the “Merger Consideration”). As of the Effective Time, all of the Common Units converted into the right to receive the Merger Consideration will no longer be outstanding and will automatically be cancelled and cease to exist. The Sponsor Units will not be cancelled, will not be converted into the Merger Consideration and will remain outstanding following the Effective Time. The Partnership’s phantom units under the TLP Management Services LLC Savings and Retention Plan, effective February 26, 2016 (as amended from time to time and including any successor or replacement plan or plans, the “Savings and Retention Plan”), established pursuant to the TLP Management Services LLC 2016 Long-Term Incentive Plan, effective February 26, 2016 (as amended from time to time and including any successor or replacement plan or plans, the “LTIP,” and together with the Savings and Retention Plan, the “Equity Plans”), will be converted into a right to receive a cash payment in an amount equal to the Merger Consideration with respect to each such phantom unit, which amount (i) will be treated as “Covered Compensation” under the Savings and Retention Plan, and vest and be payable in accordance with the terms of the underlying award agreement or letter (or the Savings and Retention Plan, if there is no separate award agreement or letter), and (ii) will be adjusted from and after the Effective Time in accordance with the Savings and Retention Plan. Prior to the Effective Time, TLP Holdings, the Partnership and the General Partner will cooperate to take all actions necessary, if any, to eliminate any obligation under the Equity Plans to grant or issue any rights with respect to Common Units or other equity interests in the Partnership. The Merger is subject to certain closing conditions, including approval by the holders of Common Units (“Unitholders”) representing a majority of the issued and outstanding Common Units of the Merger Agreement at a special meeting of Unitholders.

The conflicts committee of the board of directors of the General Partner (the “GP Board” and such conflicts committee, the “Conflicts Committee”), consisting of three independent directors, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Partnership and the Unitholders other than TLP Holdings, Parent, Merger Sub, the General Partner, Equity Holdings and their respective affiliates (the “Unaffiliated Unitholders”), (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) recommended that the GP Board and the Unitholders approve the Merger Agreement and the Merger, such recommendation and approval constituting “Special Approval” as such term is defined in the First Amended and Restated Agreement of Limited Partnership of the Partnership. In determining to make its recommendation, the Conflicts Committee considered, among other things, the opinion of Evercore Group L.L.C., the financial advisor to the Conflicts Committee, to the effect that, as of the date of its opinion, and based upon the assumptions made, matters considered, procedures followed, and qualifications and limitations of the review undertaken in rendering its opinion set forth therein, the merger consideration was fair, from a financial point of view, to the Unaffiliated Unitholders (the “Evercore Fairness Opinion”).

The GP Board, after considering various factors, including the unanimous determination and recommendation of the Conflicts Committee, has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Partnership and the Unaffiliated Unitholders and has approved the Merger Agreement and the transactions contemplated thereby, including the Merger.

Concurrently with the filing of this Transaction Statement, the Partnership is filing a notice of meeting and a proxy statement (the “Proxy Statement”) under Section 14(a) of the Exchange Act with respect to the special meeting of Unitholders, at which Unitholders will be asked to consider and vote on, among other matters, a proposal to approve the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

While each of the filing persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that the Partnership is “controlled” by any of the filing persons and/or their respective affiliates.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 1.                                                SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

ITEM 2.                                                SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a)                                 Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

(b)                                 Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Partnership Special Meeting”

“The Partnership Special Unitholder Meeting—Who Can Vote at the Special Meeting”

(c)                                  Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information—Common Unit Market Price Information”

(d)                                 Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information”

(e)                                  Prior Public Offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information Concerning the Partnership—About the Partnership”

“Information Concerning the Partnership—Prior Public Offerings”

(f)                                   Prior Stock Purchases. Not applicable.

ITEM 3.                                                IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

“Information Concerning the ArcLight Filing Parties—Identity and Background of the ArcLight Filing Parties”

“Information Concerning the Partnership”

ITEM 4.                                                TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a)                                 Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Accounting Treatment of the Merger”

“Special Factors—No Appraisal Rights”

“Material U.S. Federal Income Tax Consequences of the Merger”

“The Partnership Special Unitholder Meeting—Vote Required for Approval”

“Proposal No. 1: The Merger Agreement”

“Certain Purchases and Sales of Common Units”

Annex A: Agreement and Plan of Merger

Annex C: Support Agreement

(c)                                  Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Provisions for Unaffiliated Unitholders”

“Special Factors—No Appraisal Rights”

“Proposal No. 1: The Merger Agreement”

Annex A: Agreement and Plan of Merger

(d)                                 Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—No Appraisal Rights”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—No Appraisal Rights”

(e)                                  Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated Unitholders”

(f)                                   Eligibility for Listing or Trading. Not applicable.

ITEM 5.                                                PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a) (1)-(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Information Concerning the ArcLight Filing Parties—Identity and Background of the ArcLight Filing Parties”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Information Concerning the Partnership—About the Partnership”

“Where You Can Find More Information”

(b) – (c)    Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“Proposal No. 1: The Merger Agreement”

Annex A: Agreement and Plan of Merger

(e)           Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“The Partnership Special Unitholder Meeting—Vote Required for Approval”

“The Partnership Special Unitholder Meeting—Quorum”

“Proposal No. 1: The Merger Agreement”

“Common Unit Ownership—Distribution Information”

“Where You Can Find More Information”

Annex A: Agreement and Plan of Merger

Annex C: Support Agreement

ITEM 6.                                                PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b)                                 Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Delisting and Deregistration of the Common Units”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

Annex A: Agreement and Plan of Merger

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Delisting and Deregistration”

“Proposal No. 1: The Merger Agreement”

Annex A: Agreement and Plan of Merger

ITEM 7.                                                PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a)                                 Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

(b)                                 Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Barclays Capital Inc. Financial Advisor Materials”

(c)                                  Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Barclays Capital Inc. Financial Advisor Materials”

(d)                                 Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Material U.S. Federal Income Tax Consequences of the Merger”

“Proposal No. 1: The Merger Agreement”

Annex A: Agreement and Plan of Merger

ITEM 8.                                                FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a)-(b)    Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Barclays Capital Inc. Financial Advisor Materials”

“Special Factors—Primary Benefits and Detriments of the Merger”

Annex B: Opinion of Evercore Group L.L.C.

(c)                                  Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“The Partnership Special Unitholder Meeting—Quorum”

“The Partnership Special Unitholder Meeting—Who Can Vote at the Special Meeting”

“The Partnership Special Unitholder Meeting—Vote Required for Approval”

“Proposal No. 1: The Merger Agreement—Conditions to Consummation of the Merger”

(d)                                 Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

Annex B: Opinion of Evercore Group L.L.C.

(e)                                  Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

(f)                                   Other Offers. Not Applicable.

ITEM 9.                                                REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A Item 1015

(a)-(b)    Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The presentation materials prepared by Evercore Group L.L.C. and provided to the Conflicts Committee, dated July 19, 2018, July 26, 2018, August 7, 2018, August 13, 2018, August 15, 2018, October 3, 2018, October 12, 2018 and November 25, 2018 are set forth as Exhibits (c)(2) — (c)(9), respectively, hereto and are incorporated herein by reference. The discussion materials prepared by Barclays Capital Inc. and provided to Parent, dated June 20, 2018, July 26, 2018, August 6, 2018 (and subsequent updates thereto) and October 23, 2018 are set forth as Exhibit (c)(10) — (c)(16), respectively, hereto and are incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Effect of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Barclays Capital Inc. Financial Advisor Materials”

“Special Factors—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“Special Factors—Fees and Expenses”

“Where You Can Find More Information”

Annex B: Opinion of Evercore Group L.L.C.

The written opinion of Evercore is attached to the Proxy Statement as Annex B and is incorporated herein by reference.

(c)                                  Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any interested Unitholder.

ITEM 10.                                         SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a)-(b), (d)    Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Conditions to the Merger”

“Summary Term Sheet—Fees and Expenses”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Fees and Expenses”

“Proposal No. 1: The Merger Agreement—Guarantee”

(c)                                  Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Fees and Expenses”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Proposal No. 1: The Merger Agreement—Expenses”

ITEM 11.                                         INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a)-(b)    Securities Ownership; Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Treatment of General Partner Interest and Incentive Distribution Rights”

“The Partnership Special Unitholder Meeting—Common Unit Ownership of TLP Holdings and Equity Holdings”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Proposal No. 1. The Merger Agreement—The Merger”

“Proposal No. 1. The Merger Agreement—Treatment of General Partner Interest and Incentive Distribution Rights”

“Certain Purchases and Sales of Common Units”

“Common Unit Ownership”

ITEM 12.                                         THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(d)-(e)    Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“The Partnership Special Unitholder Meeting—Vote Required for Approval”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of Parent for the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Proposal No. 1: The Merger Agreement—Change in the GP Board Recommendation”

“Proposal No. 1: The Merger Agreement—Conditions to Consummation of the Merger”

Annex C: Support Agreement

ITEM 13.                                         FINANCIAL INFORMATION

Regulation M-A Item 1010

(a)                                 Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Selected Historical Consolidated Financial Data of the Partnership”

“Common Unit Market Price and Distribution Information—Book Value per Common Unit”

“Where You Can Find More Information”

The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2017 is incorporated herein by reference.

The Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 is incorporated herein by reference.

(b)                                 Pro Forma Information. Not applicable. Paragraph (c)(6) of Item 1010 of Regulation M-A requires the presentation of such pro forma data only if material. The Merger Consideration will consist solely of cash, and, as a result, Unaffiliated Unitholders will have no continuing interest in the Partnership after the Merger, such pro forma data is not material to Unaffiliated Unitholders and, as such, has not been presented.

ITEM 14.                                         PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a)-(b)    Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Merger and the Special Meeting”

“Summary Term Sheet”

“The Partnership Special Unitholder Meeting—Recommendation of the GP Board”

“The Partnership Special Unitholder Meeting—Solicitation of Proxies”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Fees and Expenses”

ITEM 15.                                         ADDITIONAL INFORMATION

Regulation M-A Item 1011

(b)                                 Golden Parachute Compensation. Not applicable.

(c)                                  Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.                                         EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Definitive Proxy Statement of TransMontaigne Partners L.P. (the “Proxy Statement”) (incorporated herein by reference to the Partnership’s Schedule 14A filed concurrently with the SEC).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to the Unitholders of TransMontaigne Partners L.P. (incorporated herein by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Unitholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Press Release of TransMontaigne Partners L.P., dated November 26, 2018 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed November 26, 2018).

(b)(1)*	Senior Secured Credit Facility, dated as of November 25, 2018, by and among TLP Finance Holdings, LLC, TLP Acquisition Holdings, LLC, and the lenders from time to time party thereto.

(b)(2)*

Amendment No. 1 to Senior Secured Credit Facility, dated as of December 14, 2018, by and among TLP Finance Holdings, LLC, TLP Acquisition Holdings, LLC, and the lenders from time to time party thereto.

(c)(1)*	Opinion of Evercore Group L.L.C. (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2)*	Presentation materials prepared by Evercore Group L.L.C., dated July 19, 2018, for the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C.

(c)(3)*	Presentation materials prepared by Evercore Group L.L.C., dated July 26, 2018, for the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C.

(c)(4)*	Presentation materials prepared by Evercore Group L.L.C., dated August 7, 2018, for the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C.

(c)(5)*	Presentation materials prepared by Evercore Group L.L.C., dated August 13, 2018, for the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C.

(c)(6)*	Presentation materials prepared by Evercore Group L.L.C., dated August 15, 2018, for the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C.

(c)(7)*	Presentation materials prepared by Evercore Group L.L.C., dated October 3, 2018, for the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C.

(c)(8)*	Presentation materials prepared by Evercore Group L.L.C., dated October 12, 2018, for the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C.

(c)(9)*	Presentation materials prepared by Evercore Group L.L.C., dated November 25, 2018, for the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C.

(c)(10)*	Presentation materials prepared by Barclays Capital Inc., dated June 20, 2018, for each of the ArcLight Filing Parties on a non-reliance basis.

(c)(11)*	Presentation materials prepared by Barclays Capital Inc., dated July 26, 2018, for each of the ArcLight Filing Parties on a non-reliance basis.

(c)(12)*	Presentation materials prepared by Barclays Capital Inc., dated August 6, 2018, for each of the ArcLight Filing Parties on a non-reliance basis.

(c)(13)*	Presentation materials prepared by Barclays Capital Inc., dated August 6, 2018, for each of the ArcLight Filing Parties on a non-reliance basis.

(c)(14)*	Presentation materials prepared by Barclays Capital Inc., dated August 6, 2018, for each of the ArcLight Filing Parties on a non-reliance basis.

(c)(15)*	Presentation materials prepared by Barclays Capital Inc., dated August 6, 2018, for each of the ArcLight Filing Parties on a non-reliance basis.

(c)(16)*	Presentation materials prepared by Barclays Capital Inc., dated October 23, 2018, for each of the ArcLight Filing Parties on a non-reliance basis.

(d)(1)

Agreement and Plan of Merger, dated as of November 25, 2018, among the Partnership, the General Partner, Parent, TLP Finance Holdings, LLC, TLP Merger Sub, LLC, TLP Acquisition Holdings, LLC and, solely for the purposes of Section 6.19 thereof, TLP Equity Holdings, LLC (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)

Support Agreement, dated as of November 25, 2018, by and among TransMontaigne Partners L.P., TLP Acquisition Holdings, LLC and TLP Equity Holdings, LLC (incorporated herein by reference to Annex C of the Proxy Statement.

(d)(3)*	Limited Guarantee, dated as of November 25, 2018, by Pike Petroleum Holdings, LLC in favor of TransMontaigne Partners L.P.

(f)(1)

First Amended and Restated Agreement of Limited Partnership of TransMontaigne Partners L.P., dated as of May 27, 2005 (incorporated herein by reference to Exhibit 3.2 of the Annual Report on Form 10-K filed by TransMontaigne Partners L.P. with the SEC on September 13, 2005).

(f)(2)

First Amendment to the First Amended and Restated Agreement of Limited Partnership of TransMontaigne Partners L.P., dated as of January 23, 2006 (incorporated herein by reference to Exhibit 3.3 of TransMontaigne Partners

L.P.’s Annual Report on Form 10-K filed by TransMontaigne Partners with the SEC on March 8, 2010).

(f)(3)

Second Amendment to the First Amended and Restated Agreement of Limited Partnership of TransMontaigne Partners L.P., dated as of April 7, 2008 (incorporated herein by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by TransMontaigne Partners L.P. with the SEC on April 8, 2008).

(f)(4)

Third Amendment to the First Amended and Restated Agreement of Limited Partnership of TransMontaigne Partners L.P. dated May 5, 2015 (incorporated herein by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q filed by TransMontaigne Partners L.P. with the SEC on May 7, 2015).

(g)	None.

* Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 25, 2019

TRANSMONTAIGNE PARTNERS L.P.

By: TransMontaigne GP L.L.C., its general partner

By:	/s/ Frederick W. Boutin
Name: Frederick W. Boutin
Title: Chief Executive Officer

TRANSMONTAIGNE GP L.L.C.

By:	/s/ Frederick W. Boutin
Name: Frederick W. Boutin
Title: Chief Executive Officer

TLP FINANCE HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

TLP MERGER SUB, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

TLP ACQUISITION HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

TLP EQUITY HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

ARCLIGHT ENERGY PARTNERS FUND VI, L.P.

By: ArcLight PEF GP VI, LLC, its General Partner

By: ArcLight Capital Holdings, LLC, its Manager

By: ACHP II, L.P., its Managing Manager

By: ACH GP, LLC, its General Partner

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

PIKE PETROLEUM HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

PPH MANAGEMENT HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

PIKE PETROLEUM FUND VI HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

DANIEL R. REVERS

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers